

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re: KBS Real Estate Investment Trust, Inc.
> Form 10-K for Fiscal Year Ended
> December 31, 2009
> Filed March 23, 2010
> Form 10-Q for Quarterly Period Ended
> September 30, 2010
> Filed November 10, 2010
> File No. 000-52606**

Dear Mr. Snyder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1.   We refer to your disclosure throughout your Form 10-K that you do not expect to have funds available for redemption in 2010. On page 72 of your Form 10-Q filed on November 10, 2010, you disclose that you have redeemed 497,044 shares to date in 2010. Please tell us if you have been able to satisfy all redemption requests for 2010. In future filings, please clarify if the amounts redeemed satisfy all redemption requests for the period disclosed. If not, disclose the amount of the short fall.

Form 10-Q for the quarterly period ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three months ended September 30, 2010 versus the three months ended September 30, 2009, page 57

2.   Please tell us how you have complied with paragraph 20 of ASC 360-10-35, or tell us how you determined it was appropriate to cease recognition of depreciation and amortization expense for the 17 properties within the National Industrial Portfolio.

Liquidity and Capital Resources, page 52

3.   On page 53, you state "We believe that our cash flow from operations, expected proceeds from our dividend reinvestment plan, principal repayments on our real estate loans receivable, potential proceeds from the sale of assets and availability under our revolving credit facility will be sufficient to meet our liquidity needs for the upcoming year." On page 55, you disclose "As of September 30, 2010, we do not have sufficient cash to repay the amounts outstanding under the repurchase agreements should the guaranty be called by the lenders and there can be no assurance that we would be able to liquidate assets to satisfy the guaranty." We further note that you disclose that these repurchase agreements mature on March 9, 2011. These statements appear to be inconsistent. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney Advisor, at 202-551-3404 or Duc Dang, Attorney Advisor, at 202-551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief